MIGENIX Inc.

400 - 1727 West Broadway

Vancouver, BC  V6J 4W6

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX ANNOUNCES REPURCHASE OF ROYALTY CONVERSION UNITS

Vancouver, British Columbia, Canada, January 4, 2010 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) ("MIGENIX" or the "Company") today announced that it has repurchased (the "Repurchase") all of its previously issued Royalty Conversion Units (the "Royalty Units").  An aggregate of 29,465 Royalty Units were repurchased for consideration consisting of US$0.33 per Royalty Unit and the issuance to the holders of the Royalty Units of an aggregate of 26,922,186 common share purchase warrants (the "Warrants").  Each Warrant entitles the holder to purchase one common share of the Company at a price of $0.05 until 4:00 p.m. (Vancouver time) on December 31, 2012, subject to the terms, conditions and adjustments provided in the documentation governing the Warrants.  All securities issued pursuant to the Repurchase are subject to a hold period that expires four months and a day from the date of issuance in accordance with applicable Canadian securities laws.

The Royalty Units were issued in May 2006 in connection with the sale by the Company of a portion of its royalty interest relating to certain license agreements of the Company.

The securities issued pursuant to the Repurchase have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons in the absence of an effective registration statement in accordance with the registration requirements of the Securities Act and applicable state securities laws or an exemption from those registration requirements.

For further information, contact Paul Brennan, our chief executive officer, at (604) 790-4671.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Company can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward-looking statements"). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligation to update such information to reflect later events or developments.